Correspondence

[FARRELL FRITZ, P.C.]

November 16, 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Attention:	H. Roger Schwall Assistant Director

Re:	Amish Naturals, Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed: November 2, 2007 File No. 333-146609

Dear Mr. Schwall:

        On behalf of our client, Amish Naturals, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated November 13, 2007 to David Skinner, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 1 to the Registration Statement on Form SB-2 (the “Registration Statement”) (File No. 333-146609), which was filed with the Commission on November 2, 2007. This response letter is being transmitted today via EDGAR. For your convenience, the Staff’s comments are set forth below in bold, followed by the Company’s response thereto.

        1.        Please provide the staff with properly marked versions of each amendment when filed, marked to show all changes from the prior filing. In this regard, we note that the redline provided to us on November 8, 2007 by courtesy copy, and the redlines filed on EDGAR on November 2 and November 8, 2007, did not reflect all changes made in the amendment filed on November 2, 2007.

        In addition, we noted that the courtesy copy of the blackline provided to us on November 8, 2007 differed from the blackline filed on EDGAR on the same date.

        Please ensure that courtesy copies of each amendment (including marked versions) provided to the staff conform to the publicly filed versions in all respects.

        The Company will comply with the Staff’s request to provide the Staff with properly marked versions of each amendment when filed, marked to show all changes from the prior filing, and will ensure that courtesy copies of each amendment (including marked versions) provided to the staff conform to the publicly filed versions in all respects.

        2.       Please monitor the age of the financial statements included in the registration statement and update them as may be appropriate.

        The Company will monitor the age of the financial statements included in the Registration Statement and will update them as may be required under Item 310 of Regulation S-B and Rule 3-12 of Regulation S-X.

        3.        We note your response to our previous comment number 1 and reissue the comment. In your response, you present an analysis that is based upon the financial information as of September 30, 2007, which has not yet been filed. We refer you to Item 310(c)(2) of Regulation S-B which indicates that evaluations of significance are based on comparisons of “the most recent annual financial statements of the businesses acquired . . . and the small business issuer’s most recent annual financial statements filed at or prior to the date of the acquisition.” It would appear that your most recent annual financial statements filed at or prior to the date of the acquisitions are dated September 30, 2006. Accordingly, please redo the analysis using the appropriate financial statements. In addition, we refer you to Instruction 5 to Item 2.02 of Form 8-K and Item 310(d) of Regulation S-B. Please revise your disclosure as may be appropriate. We may have further comment.

        The Company has filed on November 16, 2007 a Current Report on Form 8-K (the “8-K”) reporting the acquisitions of Prima Pasta, Inc. and Schlabach Amish Wholesale Bakery, LLC. Item 9.01 of the 8-K states that the Company will file, to the extent required by Item 9.01, an amendment to the 8-K to include the financial statements and pro forma financial information required by Item 9.01 not later than December 19, 2007 (the “Acquiree Financials Due Date”), which is the 71st day following the date the 8-K was required to be filed. As communicated to the Staff during my telephone conversation of November 15 with Laura Nicholson, the Company intends to file prior to the Acquiree Financials Due Date its Annual Report on Form 10-KSB for the fiscal year ended September 30, 2007 (the “2007 10-KSB”), which will include audited financial statements for the Company for that fiscal year (the “2007 Financial Statements”).

        Item 310(c) of Regulation S-B and Rule 3-05 of Regulation S-X require that a registrant file the financial statements of an acquired business if the business acquired is significant, using the income, asset, or investment tests prescribed by Rule 1-02(w) of Regulation S-X. As to which financial statements of the registrant are relevant in making the determination of significance, the general rule requires comparison of the most recent pre-acquisition audited annual statements of the acquired business to a registrant’s pre-acquisition consolidated statements as of the end of the most recently completed audited fiscal year filed with the Commission. However, where an acquisition is consummated after the end of the registrant’s most recent fiscal year, and an annual report containing audited financial statements for such fiscal year is filed by the registrant before the 71-day deadline under Item 9.01 of Form 8-K for filing acquired company financial statements, we believe it is appropriate to analyze “significance” by reference to the audited financial statements of the registrant for such recently completed fiscal year contained in such filed annual report.

        The foregoing exception to the general rule is expressly set forth in the Division of Corporate Finance’s Accounting Disclosure Rules and Practices (2000 Edition), which provides as follows in Section I(D)(3), p. 2-14:(1)

        “Use the following financial statements to measure significance under SX 3-05:

a) General Rule: Compare the most recent pre-acquisition audited annual statements of the acquired business to registrant’s pre-acquisition consolidated statements as of the end of the most recently completed audited fiscal year filed with the Commission.

b) If he acquisition is made after registrant’s most recent fiscal year end and Form 10-K is filed before due date of Form 8-K (i.e., within 75 days of acquisition): may evaluate significance using registrant’s financial statements for most recent fiscal year reported in Form 10-K” (emphasis added).

        Our position on this issue has also been explicitly articulated publicly by the Staff. In a speech delivered at the AICPA’s Twenty-Fourth Annual National Conference on Current SEC Developments, then Associate Chief Accountant Kurt R. Hohl stated(2) that:

“Rule 3-05 of Regulation S-X requires registrants to provide financial statements if the acquisition is significant. Significance of acquiree is determined by comparing the most recent pre-acquisition audited annual statements of the acquired business to registrant’s pre-acquisition consolidated statements as of the end of the most recently completed audited fiscal year filed with the Commission. If the acquisition was made after the most recent fiscal year and the registrant files its Form 10-K for that year before the due date of the Form 8-K, the staff has not objected if significance is evaluated relative to the most recently completed fiscal year.” (emphasis added).

(1)     Guidance designated as “staff practice” represents interpretations and practices followed by the Staff in administering disclosure requirements, although they do not necessarily constitute rules or interpretations bearing the official approval of the Commission.

(2)     While the views expressed were those of Mr. Hohl in his capacity as Associate Chief Accountant of the Division of Corporation Finance, we understand that, as a formal matter, they do not necessarily represent the views of the Commission or the other members of the Staff.

        Finally, our position on this issue is also supported by authoritative guidance that is followed almost universally by the securities bar. Commerce Clearing House, Inc.‘s Accounting Research Manager, Regulation S-X Interpretations and Guidance, provides the following guidance on which financial statements of the registrant are appropriate in the determination of “significance”:

“What financial statements are used in measuring significance?

In measuring significance, the most recent annual financial statements of the business acquired or to be acquired should be compared to the registrant’s most recent annual consolidated financial statements filed with the SEC at or prior to the date of the acquisition. If an acquisition is made after the most recent fiscal year and the registrant files its Form 10-K for that year before the due date of the applicable Form 8-K, significance may be evaluated relative to the most recently completed fiscal year” (emphasis added).

        Accordingly, assuming the Company files its 2007 10-KSB prior to the Acquiree Financials Due Date, the Company believes it would be appropriate to determine the “significance” of the Prima Pasta and Schlabach acquisitions, and hence to what extent financial statements of the acquired companies would be required to be included in the 8-K amendment, by reference to the 2007 Financial Statements contained in the 2007 10-KSB, and not the Company’s financial statements for the fiscal year ended September 30, 2006. We respectfully request that the Staff indicate whether it accepts the Company’s position as it would apply solely to the limited situation posed above.

        4.     We note the Current Report on Form 8-K filed on October 15, 2007 announcing the termination of the employment of Donald Alarie on October 5, 2007. On page 16 of the disclosure, however, you continue to disclose the role of Mr. Alarie with respect to the company’s sales and marketing efforts. Please revise to eliminate this reference and update your disclosure accordingly.

        The Company has revised the disclosure contained in the Registration Statement to eliminate references to Donald Alarie.

        If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (516) 227-0633.

Very truly yours, /s/ Alon Y. Kapen Alon Y. Kapen